Exhibit 99.10

CONSENT OF EXPERT

The undersigned hereby consents to the use of my name and references to, excerpts from, and summaries of the Technical Report titled “Silver Sand Project Pre-Feasibility Study” effective date 19 June 2024, which is included in, or incorporated by reference into, the:

  Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2024 being filed with the United States Securities and Exchange Commission; and

  Registration Statement on Form F-10 (Registration No. 333-273541) of New Pacific Metals Corp.

Dated: September 24, 2024

/s/ Wayne Rogers
Wayne Rogers, P.Eng.